UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

⌧ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

◻TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 001-34278

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Broadwind Energy, Inc. Employees’ 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Broadwind, Inc.

3240 South Central Ave.

Cicero, IL 60804

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants

Broadwind Energy, Inc. Employees’ 401(k) Plan

Cicero, Illinois

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for Broadwind Energy, Inc. Employees’ 401(k) Plan (the “Plan”) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedules of Schedule H, line 4i – Schedule of Assets (Held At End of Year) and Schedule H, line 4a – Schedule of Delinquent Participant Contributions as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2015

/s/ Sassetti LLC

Oak Park, Illinois

June 26, 2020

BROADWIND ENERGY, INC.

EMPLOYEES’ 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31,

	2019	2018
Cash	$—	$1,843

Investments, at fair value	18,040,784	14,415,936
Investments, at contract value	235,869	—

Receivables
Company contributions	131,122	115,039
Notes receivable from participants	374,136	259,154
Total receivables	505,258	374,193

Net assets available for benefits	$18,781,911	$14,791,972

The accompanying notes are an integral part of these statements.

BROADWIND ENERGY, INC.

EMPLOYEES’ 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31,

2019

Additions to net assets attributed to:
Investment gain
Net appreciation in value of investments	$2,567,523
Interest and dividend income	452,926

Net investment gain	3,020,449

Interest income on notes receivable from participants	14,505

Contributions
Company	990,160
Participant	1,690,204
Participant rollover	343,425

Total contributions	3,023,789

Total additions	6,058,743

Deductions from net assets attributed to:
Benefits paid to participants	2,978,197
Administrative expenses	85,172

Total deductions	3,063,369

Net increase prior to transfers	2,995,374

Transfers to the Plan	994,565

Net increase	3,989,939

Net assets available for benefits
Beginning of year	14,791,972

End of year	$18,781,911

The accompanying notes are an integral part of this statement.

BROADWIND ENERGY, INC.

EMPLOYEES’ 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

DECEMBER 31, 2019 AND 2018

NOTE A - DESCRIPTION OF PLAN

The following description of the Broadwind Energy, Inc. Employees’ 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established by Broadwind, Inc. and subsidiaries (together, the “Company”) under the provisions of Section 401(a) of the Internal Revenue Code (“IRC”), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In order to be eligible to participate in the Plan, employees must have completed one month of service. Subsidiaries of the Company include: Broadwind Heavy Fabrications, Inc., Brad Foote Gear Works, Inc., and Broadwind Industrial Solutions, LLC. During 2017, the Company acquired Red Wolf Company, LLC (now known as Broadwind Industrial Solutions).

Effective January 1, 2016, the Plan was amended to add an automatic enrollment feature for new and existing eligible participants that had not previously made an election to participate in the Plan. All active and eligible participants with a 0% deferral election were automatically enrolled at a new contribution rate of 1% of compensation. Effective April 1, 2017, eligible participants contributing less than 5% had their deferral percentage increased 1% thereafter annually up to a maximum of 5%. Upon meeting eligibility requirements, newly hired employees are automatically enrolled in the Plan at a contribution rate of 1% of compensation. Employees receive notice regarding these deemed elections before the automatic contributions begin and may opt out of the automatic contributions by either electing a different contribution percentage or electing not to contribute. If the employee does not direct his or her contributions specifically, amounts will be invested in the Plan’s Qualified Default Investment Alternative (an asset allocation investment model based on the participant’s expected retirement date).

Effective March 1, 2019, the Company merged $994,565 of investments into the Plan, which were previously held under the Red Wolf Company, LLC 401(k) plan.

As of March 1, 2019, the Plan changed retirement plan providers to Principal Life Insurance Company and all investments assets and records were transitioned to the new provider during 2019.

Contributions

Eligible employees can contribute pre-tax compensation in an amount up to 100% of compensation, as defined by the Plan, subject to certain limitations under the IRC. All employees are eligible to receive safe harbor matching employer contributions equal to 100% of the first 3% of the participant’s elective deferral contributions and 50% of the next 2% of the participant’s elective deferral contributions.

The Company’s matching contribution may be made in either cash or in Company common stock, at the option of the Company. During the year ended December 31, 2019, a total of $990,160 in employer contributions were made, including $859,038 in Company stock (551,139 shares) and $131,122 in cash, which is the Company’s contribution receivable balance at December 31, 2019. During the year ended December 31, 2018, a total of $719,434 (372,993 shares) in employer contributions were made in Company common stock, including 81,768 shares that made up the Company contribution receivable of $115,039 at December 31, 2018. Once the funds are invested in the Company stock fund, participants have the ability to redirect these funds at their discretion. The allocation of participant contributions and the employer contributions to the various funds is based upon the individual participant’s election.

Effective October 1, 2016, the Plan added the option for eligible employees to contribute after-tax compensation (Roth contribution).

Participant Accounts

Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions and related Company matching and discretionary contributions, as well as the participant’s share of the Plan’s administrative expenses. The participant contributions and the related Company matching and distributary contributions are allocated to the various investment

BROADWIND ENERGY, INC.

EMPLOYEES’ 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

DECEMBER 31, 2019 AND 2018

options offered by the Plan as directed by participants. No employee deferrals may be made directly to the Company stock account, nor may any amounts be transferred into the Company stock account. Participants may transfer funds out or receive disbursements from the Company stock account when requested, subject to applicable SEC regulations.

Vesting

Participants are fully vested in their contributions and the Company matching contributions and discretionary contributions upon participation in the Plan.

Payment of Benefits

Upon termination of service due to death, disability or retirement, or in-service distributions upon reaching the age of 59 1/2, or hardship, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a lump-sum distribution.

Forfeited Accounts

At December 31, 2019 and 2018, forfeited accounts totaled approximately $273 and $1,560, respectively. These accounts may be used to offset future Company contributions or pay plan expenses. Forfeitures of $5,245 and $9,513 were used to offset Company contributions during 2019 and 2018, respectively.

Notes Receivable from Participants

The Plan permits a participant to borrow up to the lesser of $50,000 or 50% of his or her vested account balance. The loans are secured by the balance in the participant’s account and bear interest at the prime rate at the month end when the loan is issued. Loan terms may not exceed five years unless the loan is used to acquire a primary residence, in which case longer terms are granted. Principal and interest are paid ratably through payroll deductions.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments, other than the Fixed Income Guaranteed Option, are reported at fair value. Fair value is the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note C, Fair Value Measurements, for discussion of fair value measurements.

The Fixed Income Guaranteed Option is fully benefit-responsive and is valued at contract value. See note D for discussion of contract value determination.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investment bought and sold as well as held during the year.

BROADWIND ENERGY, INC.

EMPLOYEES’ 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

DECEMBER 31, 2019 AND 2018

Risks and Uncertainties

The Plan invests in various investment options. Such investments are exposed to various risks, such as interest rate, credit and overall market volatility risks, including the significant volatility in U.S. and international financial markets following the emergence of the novel coronavirus (COVID-19) pandemic in early 2020. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Payment of Benefits

Payment of benefits is recorded when paid.

Administrative Expenses

Certain expenses incurred in the administration of the Plan are paid by the Company. To the extent that these expenses are not covered by the Company, all other expenses are paid by the Plan.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based on the terms of the Plan document.

NOTE C - FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy under FASB ASC 820, Fair Value Measurement, are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include the following:

•Quoted prices for similar assets or liabilities in active markets.

•Quoted prices for identical or similar assets or liabilities in inactive markets.

•Inputs other than quoted prices that are observable for the asset or liability.

•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.

BROADWIND ENERGY, INC.

EMPLOYEES’ 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

DECEMBER 31, 2019 AND 2018

Common stock - Traded on a national securities exchange and valued at the last reported sales price on the last business day of the Plan year.

Mutual funds - Valued at the daily closing price as reported by the fund. Mutual funds are held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Stable value fund/collective trust fund - The fair value of the participation units owned in the collective trust funds is based on the NAV of the collective trust funds on the last business day of the Plan year. The NAV of the collective trust funds is based on the fair value of the underlying investments held by the funds. Participant transactions (issuances and redemptions) may occur daily. There were no unfunded commitments and no redemption limitation or notice periods, but the investment advisor reserves the right to temporarily delay withdrawals from collective trust funds in order to ensure that the securities liquidations will be carried out in an orderly business manner. The trust seeks to preserve principal, maintain high-quality liquidity and earn an appropriate market return.

Pooled separate accounts - Valued using the NAV of units as a practical expedient, which is determined by the insurance company. The NAV is based on the value of the underlying assets owned by the fund and have no unfunded commitments and can be redeemed daily.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

	2019
	Level 1	Level 2	Level 3	Total
Common stock	$1,512,859	$—	$—	$1,512,859
Mutual funds	15,716,207	—	—	15,716,207
Total assets in the fair value hierarchy	$17,229,066	—	—	$17,229,066
Investments measured at NAV (a)				811,718
				$18,040,784

	2018
	Level 1	Level 2	Level 3	Total
Common stock	$650,341	$—	$—	$650,341
Mutual funds	12,666,324	—	—	12,666,324
Total assets in the fair value hierarchy	$13,316,665	—	—	13,316,665
Investments measured at NAV (a)				1,099,271
				$14,415,936

(a)	In accordance with Subtopic 820-10, certain investments that are measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

Changes in Fair Value Levels

To assess the appropriate classification of investments within the fair value hierarchy, the availability of market data is monitored. Changes in economic conditions or valuation techniques may require the transfer of investments from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period.

BROADWIND ENERGY, INC.

EMPLOYEES’ 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

DECEMBER 31, 2019 AND 2018

Plan management evaluates the significance of transfers between levels based on the nature of the investment and size of the transfer relative to total net assets available for benefits. For the year ended December 31, 2019, there were no transfers in or out of Level 1, Level 2 or Level 3.

NOTE D – FIXED INCOME GUARANTEE OPTION

With the transfer of investments to Principal during 2019, the Plan entered into a group annuity contract. The Principal Fixed Income Guarantee Option (the “Contract”) is a fully benefit-responsive group annuity contract issued by the Principal Life Insurance Company. The Contract is not a portfolio of contracts whose yields are based on changes in the fair value of underlying assets, but is a single group annuity contract with a fixed rate of interest. As a result, the average yield earned by the Plan is the yield earned, or the interest credited, on the group annuity contract. The underlying assets consist primarily of treasuries, commercial real estate mortgages, mortgage-backed securities and short-term cash equivalents.

The interest crediting rate is determined on a semiannual basis and is calculated based upon many factors, including current economic and market conditions, the general interest rate environment, and purchases and redemptions by unit holders. An employer-level surrender of the Plan's interest in the Principal Fixed Income Guarantee Option or significant employer-initiated transfers are subject to a twelve month irrevocable advance notice or a 5% surrender charge may be incurred.

The average market yield earned by the Contract, which is also the actual interest credited to participants in the Contract, for the year ending on December 31, 2019 was 1.83% and was 1.90% as of December 31, 2019. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The Contract is reported at contract value as it meets the fully benefit-responsive investment contract criteria. Contract value is calculated as contributions, plus earnings, less withdrawals and administrative expenses. Participant transactions are executed at contract value less surrender charges, if applicable, which is the relevant measure for fully benefit-responsive investment contracts. Although the existence of certain conditions or transactions outside the normal operations of the Contract could limit the Plan's ability to transact at contract value, management has determined that as of December 31, 2019, these conditions or transactions are not considered probable.

NOTE E - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE F - TAX STATUS

Effective March 1, 2019, the Plan adopted the Principal Life Insurance Company Volume Submitter Profit Sharing Plan (Volume Submitter Plan) sponsored by Principal Financial Group. The Volume Submitter Plan obtained its latest opinion letter on August 8, 2014, in which the Internal Revenue Service (“IRS”) stated that the Volume Submitter Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has not requested its own determination letter from the IRS. The Plan has been amended since receiving the opinion letter; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and that the related trust was tax-exempt as of the financial statement dates.

Prior to March 1, 2019, the Plan was a Merrill Lynch Nonstandardized Prototype Defined Contribution Plan (Prototype Plan) sponsored by Merrill Lynch, Pierce, Fenner & Smith Incorporated and adopted by the Company. The Prototype Plan obtained its latest opinion letter on March 31, 2014, in which the IRS stated that the Prototype Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan had been amended since receiving the opinion letter; however, the Plan administrator believes that the Plan was designed and operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and that the related trust was tax-exempt as of the financial statement dates.

BROADWIND ENERGY, INC.

EMPLOYEES’ 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

DECEMBER 31, 2019 AND 2018

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities. The Plan administrator has analyzed the tax positions taken or expected to be taken by the Plan and has concluded that, as of December 31, 2019 and 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any periods in progress. The Plan administrator believes it is no longer subject to income tax examination for years prior to 2016.

NOTE G - RELATED PARTIES AND PARTIES-IN-INTEREST

The Plan also allows participants to take out loans, which are considered party-in-interest transactions. The Company common stock fund includes transactions that qualify as party-in-interest transactions. These investment options and transactions are not considered prohibited transactions by statutory exemptions under ERISA regulations.

At December 31, 2019 and 2018, the Plan held approximately 911,360 and 500,263 shares, respectively, of common stock of the Company, the sponsoring employer. The employer receivable as of December 31, 2018 was made up of 81,768 shares of Company stock totaling $115,039.

NOTE H - RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2019 and 2018, to the Form 5500:

	2019	2018
Net assets available for benefits per financial statements	18,781,911	$14,791,972
Less benefit claims payable	—	1,606

Net assets available for benefits per Form 5500	$18,781,911	$14,790,366

The following is a reconciliation of net increase per the financial statements to the total income per the Form 5500 for the year ended December 31, 2019:

Net increase prior to transfers per financial statements	$2,995,374
Plus benefits paid to participants related to 2018 and paid in 2019	1,606
Net increase prior to transfers per Form 5500	$2,996,980

NOTE I – SUBSEQUENT EVENTS

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency stemming from a new strain of coronavirus that was spreading globally (the “COVID-19 outbreak”). On March 11, 2020, the WHO classified the COVID-19 outbreak as a pandemic, triggering volatility in financial markets and a significant negative impact on the global economy. As a result, the values of the Plan's investments have and will fluctuate in response to changing market conditions, the amount any losses that may be recognized in subsequent periods, if any, cannot be determined.

In response to the ongoing financial impact to many employees, the Coronavirus Aid, Relief and Economic Security Act (CARES Act) provided several relief provisions for tax-qualified retirement plans. The Plan intends to formally adopt several of these provisions subsequent to year end, including: (1) increasing the loan borrowing limit to $100,000 or 100% of a participants vested balance for loans between March 27, 2020 through September 23, 2020, (2) for all new or existing plan loans, delaying repayments due before December 31, 2020 for one year, (3) permitting participants to take up to $100,000 in COVID-19 outbreak- related distributions by December 31, 2020, which are exempt from the 10% early withdrawal penalty and taxable over three years, and (4) waiving the required minimum distribution (RMD) payments for 2020.

The full impact of the COVID-19 outbreak continues to evolve as of the date of this report.

SUPPLEMENTAL SCHEDULES

BROADWIND ENERGY, INC.

EMPLOYEES’ 401(K) PLAN

SCHEDULE H, LINE 4a-SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

EIN 88-0409160, Plan 001

DECEMBER 31, 2019

Participant
Contributions
Transferred Late to
	Plan	Total that Constitute Nonexempt Prohibited Transactions

Total Fully
	Check here if late			Contributions	Corrected
	participant loan		Contributions	Pending	Under VFCP
Plan	repayments are	Contributions	Corrected	Correction in	and PTE 2002-
Year	included: X	Not Corrected	Outside VFCP	VFCP	51
2019			$ 2,474

BROADWIND ENERGY, INC.

EMPLOYEES’ 401(K) PLAN

SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN 88-0409160, Plan 001

DECEMBER 31, 2019

		(e)
(b) Identity of issuer/	(d)	Current
(a) (c) description of investment	Cost**	Value
Common Stock:
* Broadwind Energy, Inc.		$1,512,859
Mutual Funds:
BlackRock LifePath Index 2065		253
BlackRock LifePath Index 2060		241,610
BlackRock LifePath Index 2055		239,095
BlackRock LifePath Index 2050		934,252
BlackRock LifePath Index 2045		999,326
BlackRock LifePath Index 2040		1,757,267
BlackRock LifePath Index 2035		1,699,282
BlackRock LifePath Index 2030		2,608,410
BlackRock LifePath Index Retirement Fund		3,829,207
BlackRock LifePath Index 2025		1,733,222
Fidelity US Bond Index Fund		91,819
Vanguard Short-Term Federal Fund Admiral Shares		18,073
Fidelity International Index Fund		410,718
Fidelity 500 Index Fund		1,153,673
Fixed Income:
Fixed Income Guaranteed Option		235,869
Pooled Separate Accounts:
Principal Global Investors Midcap S&P 400 Index Separate Account		238,849
Principal Global Investors Smallcap S&P 600 Index Separate Account		572,869

Total investments		18,276,653

* Loan to participants (3.25% to 6.50%)		374,136

Total		$18,650,789

*      Represents a party-in-interest.

**    Not applicable as the Plan is participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Broadwind Energy, Inc. Employees’ 401(k) Plan

By /s/ Jason L Bonfigt
Jason L. Bonfigt
Vice President, Chief Financial Officer

Dated: June 26, 2020